Exhibit 99.1

InterCure Expands Pharmacy Chain in Israel;
Surpasses One-Ton Medical Cannabis Products
Dispensed Per Month

With addition of four new pharmacies, InterCure’s dedicated chain GIVOL now has 20 locations across Israel

NEW YORK, TORONTO, and HERZLIYA, Israel – November 15, 2021 – InterCure Ltd. (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) (dba Canndoc) (“InterCure” or the “Company”) today announced the addition of four pharmacies to its leading pharmacy chain GIVOL, focused on dispensing pharmaceutical grade medical cannabis, totaling its retail footprint to 20 locations in prime, strategic locations across Israel. Fourteen of the pharmacies are licensed to dispense medical cannabis.

The branded pharmacy chain GIVOL leverages InterCure’s unique integrated operating model focused on serving the growing medical cannabis patient community and is the top performer in the GMP regulated global market. InterCure’s leading dispensing operation is backed by a complex structure of pharmaceutical logistics hubs and owned medical cannabis trade houses, supporting the vertically integrated nation-wide operations.

Additionally, the Company also announced that in October 2021 it reached a record one ton of medical cannabis products dispensed in one month. This represents approximately 30 percent market share of Israel’s entire medical cannabis market.

Alexander Rabinovich, CEO of InterCure said, “Surpassing the one-ton mark is a world record in the GMP certified cannabis market, and a major milestone for InterCure as we are focused on expanding patient access for medical cannabis globally. With 14 of our 20 pharmacy locations now licensed to sell medical cannabis, we continue to open more doors in Israel and build on our winning model globally.”

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) is the leading cannabis company outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to maintain its position as Israel’s leading cannabis company as well as to drive further growth through global expansion.

For more information, visit: http://www.intercure.co

Forward-Looking Statements

This press release may contain forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to InterCure’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that InterCure intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate.. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause InterCure’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s Q4 2021 revenue, the success of its global expansion plans, the expected annualized revenue for 2021, its continued growth, the expected operations, financial results business strategy, competitive strengths, goals and expansion and growth plans, expansion strategy to major markets worldwide and the impact of the COVID-19 pandemic. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond InterCure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the U.S. and Canadian regulatory landscapes and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, reliance on the expertise and judgment of senior management, as well as the factors discussed under the heading “Risk Factors” in Subversive Acquisition LP’s final long form prospectus dated March 15, 2021, which is available on SEDAR at www.sedar.com, and in other filings that InterCure has made and may make with the SEC in the future.. The forward-looking statements contained in this press release are made as of the date of this press release and reflect InterCure’s current views with respect to future events, and InterCure does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

InterCure Ltd.

Amos Cohen, Chief Financial Officer

amos@intercure.com

KCSA Strategic Communications

Investor and Media Relations

InterCure@kcsa.com